Exhibit 99.1

Fiscal Q3 2016 WNS (Holdings) Limited

WNS Announces Fiscal 2016 Third Quarter Earnings

NEW YORK, NY and MUMBAI, INDIA, January 14, 2016 — WNS (Holdings) Limited (WNS) (NYSE: WNS), a leading provider of global Business Process Management (BPM) services, today announced results for the fiscal 2016 third quarter ended December 31, 2015.

  Highlights – Fiscal 2016 Third Quarter:

  GAAP Financials

•	Revenue of $144.4 million, up 6.2% from $136.0 million in Q3 of last year and up 2.4% from $141.0 million last quarter

•	Profit of $15.7 million, compared to $16.5 million in Q3 of last year and $15.5 million last quarter

•	Diluted earnings per ADS of $0.30, compared to $0.31 in Q3 of last year and $0.29 last quarter

  Non-GAAP Financial Measures*

•	Revenue less repair payments of $135.9 million, up 5.9% from $128.4 million in Q3 of last year and up 1.9% from $133.3 million last quarter

•	Adjusted Net Income (ANI) of $26.4 million, compared to $25.1 million in Q3 of last year and $27.1 million last quarter

•	Adjusted diluted earnings per ADS of $0.50, compared to $0.47 in Q3 of last year and $0.51 last quarter

  Other Metrics

•	Added 5 new clients in the quarter, expanded 6 existing relationships

•	Days sales outstanding (DSO) at 28 days

•	Global headcount of 31,340 as of December 31, 2015

Reconciliations of the non-GAAP financial measures discussed below to our GAAP operating results are included at the end of this release. See also “About Non-GAAP Financial Measures.”

Revenue less repair payments* in the fiscal third quarter was $135.9 million, representing a 5.9% increase versus the third quarter of last year and a 1.9% increase from the previous quarter. Excluding exchange rate impacts, constant currency revenue less repair payments* in the fiscal third quarter grew 10.4% versus Q3 of last year, and 3.7% sequentially. Year-over-year, fiscal Q3 revenue less repair payments* was adversely impacted by continued depreciation in the British Pound, Australian Dollar, South African Rand and Euro against the US Dollar. These headwinds were more than offset by revenue growth driven by both new client additions and the expansion of existing relationships. Year-over-year revenue improvement was broad-based, with the Shipping and Logistics, Retail/CPG, Travel, CPS, and Utilities verticals each growing by 10% or more. Sequentially, revenue less repair payments* improved despite headwinds from currency movements net of hedging.

Adjusted operating margin* for the third quarter was 22.1%, as compared to 22.3% in Q3 of last year and 23.1% reported in the prior quarter. On a year-over-year basis, adjusted operating margin* was pressured by the impact of our annual wage increases, one-time favorability recorded in the third quarter of last year relating to the removal of FX collars on certain client contracts, and a $2.2 million charge relating to the recently amended India Payment of Bonus Act, which increased employee bonus amounts for certain wage categories retroactively from April 1, 2014. Partially offsetting these costs were favorable currency movements net of hedging, improved productivity and seat utilization, and operating leverage on higher volumes.

*	See “About Non-GAAP Financial Measures” and the reconciliations of the historical non-GAAP financial measures to our GAAP operating results at the end of this release.

Fiscal Q3 2016 WNS (Holdings) Limited

Adjusted net income (ANI)* in the fiscal third quarter was $26.4 million, up $1.3 million as compared to Q3 of last year and down $0.7 million from the previous quarter. Third quarter ANI* margin was 19.4%, as compared to 19.6% in Q3 of last year, and 20.3% reported last quarter.

From a balance sheet perspective, WNS ended Q3 with $149.2 million in cash and investments, and no debt. In the third quarter, the company generated $27.7 million in cash from operations, and had $3.6 million in capital expenditures. Days sales outstanding were 28 days, as compared to 28 days in Q3 of last year and 27 days reported in the previous quarter.

“Our fiscal third quarter results highlight continued strength in the company’s operating and financial performance. Q3 constant currency revenue expanded over 10% year-over-year, and the company delivered solid results in terms of margins, profit and free cash flow,” said Keshav Murugesh, WNS’s Chief Executive Officer. “This quarter, WNS added over 1,500 employees, with headcount crossing the milestone level of 30,000 globally. Hiring was primarily in support of three large accounts which will be ramping up over the next few quarters. The company remains focused on investing in the areas of domain expertise, automation, analytics and digitization to meet the evolving needs of our clients, and to strengthen our differentiated positioning in the BPM marketplace.”

Fiscal 2016 Guidance

WNS has updated guidance for the fiscal year ending March 31, 2016 as follows:

•	Revenue less repair payments* is expected to be between $528 million and $532 million, up from $503.0 million in fiscal 2015. This assumes an average GBP to USD exchange rate of 1.48 for the remainder of fiscal 2016.

•	ANI* is expected to range between $99 million and $101 million versus $92.3 million in fiscal 2015. This assumes an average USD to INR exchange rate of 66.5 for the remainder of fiscal 2016.

•	Based on a diluted share count of 53.2 million shares, the company expects adjusted diluted earnings* per ADS to be in the range of $1.86 to $1.90.

“The company has updated our forecast for fiscal 2016 based on current visibility levels and exchange rates,” said Sanjay Puria, WNS’s Chief Financial Officer. “Our revised guidance for the year reflects top line growth of 5% to 6%, or 10% to 11% on a constant currency* basis. We currently have over 99% visibility to the midpoint of the range.”

Conference Call

WNS will host a conference call on January 14, 2016 at 8:00 am (Eastern) to discuss the company’s quarterly results. To participate in the call, please use the following details: +1-866-318-8613; international dial-in +1-617-399-5132; participant passcode 43898190. A replay will be available for one week following the call at +1-888-286-8010; international dial-in +1-617-801-6888; passcode 10451723, as well as on the WNS website, www.wns.com, beginning two hours after the end of the call.

About WNS

WNS (Holdings) Limited (NYSE: WNS), is a leading global business process management company. WNS offers business value to 200+ global clients by combining operational excellence with deep domain expertise in key industry verticals including Travel, Insurance, Banking and Financial Services, Manufacturing, Retail and Consumer Packaged Goods, Shipping and Logistics, Healthcare and Utilities. WNS delivers an entire spectrum of business process management services such as finance and accounting, customer care, technology solutions, research and analytics and industry specific back office and front office processes. As of December 31, 2015, WNS had 31,340 professionals across 39 delivery centers worldwide including China, Costa Rica, India, Philippines, Poland, Romania, South Africa, Sri Lanka, United Kingdom and the United States. For more information, visit www.wns.com.

Fiscal Q3 2016 WNS (Holdings) Limited

Safe Harbor Statement

This release contains forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations and assumptions about our Company and our industry. Generally, these forward-looking statements may be identified by the use of terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “seek,” “should” and similar expressions. These statements include, among other things, the discussions of our strategic initiatives and the expected resulting benefits, our growth opportunities, industry environment, expectations concerning our future financial performance and growth potential, including our fiscal 2016 guidance and future profitability, and expected foreign currency exchange rates. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and uncertainties include but are not limited to worldwide economic and business conditions; political or economic instability in the jurisdictions where we have operations; regulatory, legislative and judicial developments; our ability to attract and retain clients; technological innovation; telecommunications or technology disruptions; future regulatory actions and conditions in our operating areas; our dependence on a limited number of clients in a limited number of industries; our ability to expand our business or effectively manage growth; our ability to hire and retain enough sufficiently trained employees to support our operations; negative public reaction in the US or the UK to offshore outsourcing; the effects of our different pricing strategies or those of our competitors; and increasing competition in the BPM industry. These and other factors are more fully discussed in our most recent annual report on Form 20-F and subsequent reports on Form 6-K filed with or furnished to the US Securities and Exchange Commission (SEC) which are available at www.sec.gov. We caution you not to place undue reliance on any forward-looking statements. Except as required by law, we do not undertake to update any forward-looking statements to reflect future events or circumstances.

References to “$” and “USD” refer to the United States dollars, the legal currency of the United States; references to “GBP” refer to the British pound, the legal currency of Britain; and references to “INR” refer to Indian Rupees, the legal currency of India. References to GAAP refers to International Financial Reporting Standards, as issued by the International Accounting Standards Board (IFRS).

CONTACT:

Investors:	Media:

David Mackey Corporate SVP–Finance & Head of Investor Relations WNS (Holdings) Limited +1 (201) 942-6261 david.mackey@wns.com	Archana Raghuram Head – Corporate Communications WNS (Holdings) Limited +91 (22) 4095 2397 archana.raghuram@wns.com ; pr@wns.com

About Non-GAAP Financial Measures

The financial information in this release is focused on non-GAAP financial measures as we believe that they reflect more accurately our operating performance. Reconciliations of these non-GAAP financial measures to our GAAP operating results are included below. A discussion of our GAAP measures is contained in “Part I –Item 5. Operating and Financial Review and Prospects” in our annual report on Form 20-F filed with the SEC on May 5, 2015.

For financial statement reporting purposes, WNS has two reportable segments: WNS Global BPM and WNS Auto Claims BPM. Revenue less repair payments is a non-GAAP financial measure that is calculated as (a) revenue less (b) in the auto claims business, payments to repair centers for “fault” repair cases where WNS acts as the principal in its dealings with the third party repair centers and its clients. WNS believes that revenue less repair payments for “fault” repairs reflects more accurately the value addition of the business process management services that it directly provides to its clients. For more details, please see the discussion in “Part I – Item 5. Operating and Financial Review and Prospects – Overview” in our annual report on Form 20-F filed with the SEC on May 5, 2015.

Constant currency revenue less repair payments is a non-GAAP financial measure. We present constant currency revenue less repair payments so that revenue less repair payments may be viewed without the impact of foreign currency exchange rate fluctuations, thereby facilitating period-to-period comparisons of business performance. Constant currency revenue less repair payments is presented by recalculating prior period’s revenue less repair payments denominated in currencies other than in US dollars using the foreign exchange rate used for the latest period, without taking into account the impact of hedging gains/losses. Our non-US dollar denominated revenues include, but are not limited to, revenues denominated in pound sterling, South African rand, Australian dollar and euro.

Fiscal Q3 2016 WNS (Holdings) Limited

WNS also presents (1) adjusted operating margin, which refers to adjusted operating profit (calculated as operating profit excluding amortization of intangible assets and share-based compensation expense) as a percentage of revenue less repair payments, and (2) ANI, which is calculated as profit excluding amortization of intangible assets and share-based compensation expense, and other non-GAAP measures included in this release as supplemental measures of its performance. WNS presents these non-GAAP measures because it believes they assist investors in comparing its performance across reporting periods on a consistent basis by excluding items that it does not believe are indicative of its core operating performance. In addition, it uses these non-GAAP measures (i) as a factor in evaluating management’s performance when determining incentive compensation and (ii) to evaluate the effectiveness of its business strategies. These non-GAAP measures are not meant to be considered in isolation or as a substitute for WNS’s financial results prepared in accordance with IFRS.

Fiscal Q3 2016 WNS (Holdings) Limited

WNS (HOLDINGS) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited, amounts in millions, except share and per share data)

	Three months ended
	Dec 31, 2015	Dec 31, 2014	Sep 30, 2015
Revenue	$144.4	$136.0	$141.0
Cost of revenue	93.8	85.1	90.5

Gross profit	50.5	50.8	50.5
Operating expenses:
Selling and marketing expenses	7.9	7.7	8.0
General and administrative expenses	19.7	18.8	20.4
Foreign exchange loss/ (gain), net	(2.8)	(1.8)	(3.6)
Amortization of intangible assets	6.3	6.0	6.5

Operating profit	19.3	20.1	19.3
Other income, net	(1.9)	(3.1)	(1.8)
Finance expense	0.1	0.3	0.1

Profit before income taxes	21.2	22.8	21.0
Provision for income taxes	5.4	6.3	5.5

Profit	$15.7	$16.5	$15.5

Earnings per share of ordinary share
Basic	$0.31	$0.32	$0.30

Diluted	$0.30	$0.31	$0.29

Growth of revenue (GAAP) and revenue less repair payments (non-GAAP)

	Three months ended			Three months ended Dec 31, 2015 compared to
	Dec 31, 2015	Dec 31, 2014	Sep 30, 2015	Dec 31, 2014	Sep 30, 2015
	(Amounts in millions)			(% growth)
Revenue (GAAP)	$144.4	$136.0	$141.0	6.2%	2.4%
Less: Payments to repair centers	8.5	7.6	7.7	11.5%	9.4%
Revenue less repair payments (Non-GAAP)	$135.9	$128.4	$133.3	5.9%	1.9%
Constant currency revenue less repair payments (Non-GAAP)	$134.2	$121.6	$129.5	10.4%	3.7%

Fiscal Q3 2016 WNS (Holdings) Limited

Reconciliation of cost of revenue (GAAP to non-GAAP)

	Three months ended
	Dec 31, 2015	Dec 31, 2014	Sep 30, 2015
	(Amounts in millions)
Cost of revenue (GAAP)	$93.8	$85.1	$90.5
Less: Payments to repair centers	8.5	7.6	7.7
Less: Share-based compensation expense	0.5	0.2	0.4
Adjusted cost of revenue (excluding payment to repair centers and share-based compensation expense) (Non-GAAP)	$84.9	$77.3	$82.4

Reconciliation of gross profit (GAAP to non-GAAP)

	Three months ended
	Dec 31, 2015	Dec 31, 2014	Sep 30, 2015
	(Amounts in millions)
Gross profit (GAAP)	$50.5	$50.8	$50.5
Add: Share-based compensation expense	0.5	0.2	0.4
Adjusted gross profit (excluding share-based compensation expense) (Non-GAAP)	$51.0	$51.0	$50.9

	Three months ended
	Dec 31, 2015	Dec 31, 2014	Sep 30, 2015
Gross profit as a percentage of revenue (GAAP)	35.0%	37.4%	$35.8%
Adjusted gross profit (excluding share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	37.5%	39.8%	38.2%

Fiscal Q3 2016 WNS (Holdings) Limited

Reconciliation of selling and marketing expenses (GAAP to non-GAAP)

	Three months ended
	Dec 31, 2015	Dec 31, 2014	Sep 30, 2015
	(Amounts in millions)
Selling and marketing expenses (GAAP)	$7.9	$7.7	$8.0
Less: Share-based compensation expense	0.3	0.2	0.2
Adjusted selling and marketing expenses (excluding share-based compensation expense) (Non-GAAP)	$7.6	$7.5	$7.8

	Three months ended
	Dec 31, 2015	Dec 31, 2014	Sep 30, 2015
Selling and marketing expenses as a percentage of revenue (GAAP)	5.5%	5.6%	5.7%
Adjusted selling and marketing expenses (excluding share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	5.6%	5.9%	5.9%

Reconciliation of general and administrative expenses (GAAP to non-GAAP)

	Three months ended
	Dec 31, 2015	Dec 31, 2014	Sep 30, 2015
	(Amounts in millions)
General and administrative expenses (GAAP)	$19.7	$18.8	$20.4
Less: Share-based compensation expense	3.6	2.2	4.5
Adjusted general and administrative expenses (excluding share-based compensation expense) (Non-GAAP)	$16.1	$16.6	$15.8

	Three months ended
	Dec 31, 2015	Dec 31, 2014	Sep 30, 2015
General and administrative expenses as a percentage of revenue (GAAP)	13.7%	13.9%	14.5%
Adjusted general and administrative expenses (excluding share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	11.9%	12.9%	11.9%

Fiscal Q3 2016 WNS (Holdings) Limited

Reconciliation of operating profit (GAAP to non-GAAP)

	Three months ended
	Dec 31, 2015	Dec 31, 2014	Sep 30, 2015
	(Amounts in millions)
Operating profit (GAAP)	$19.3	$20.1	$19.3
Add: Amortization of intangible assets	6.3	6.0	6.5
Add: Share-based compensation expense	4.3	2.6	5.1
Adjusted operating profit (excluding amortization of intangible assets and share-based compensation expense) (Non-GAAP)	$30.0	$28.7	$30.8

	Three months ended
	Dec 31, 2015	Dec 31, 2014	Sep 30, 2015
Operating profit as a percentage of revenue (GAAP)	13.4%	14.8%	13.7%
Adjusted operating profit (excluding amortization of intangible assets and share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	22.1%	22.3%	23.1%

Reconciliation of profit (GAAP to non-GAAP)

	Three months ended
	Dec 31, 2015	Dec 31, 2014	Sep 30, 2015
	(Amounts in millions)
Profit (GAAP)	$15.7	$16.5	$15.5
Add: Amortization of intangible assets	6.3	6.0	6.5
Add: Share-based compensation expense	4.3	2.6	5.1
Adjusted net income (excluding amortization of intangible assets and share-based compensation expense) (Non-GAAP)	$26.4	$25.1	$27.1

	Three months ended
	Dec 31, 2015	Dec 31, 2014	Sep 30, 2015
Profit as a percentage of revenue (GAAP)	10.9%	12.2%	11.0%
Adjusted net income (excluding amortization of intangible assets and share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	19.4%	19.6%	20.3%

Fiscal Q3 2016 WNS (Holdings) Limited

Reconciliation of basic income per ADS (GAAP to non-GAAP)

	Three months ended
	Dec 31, 2015	Dec 31, 2014	Sep 30, 2015
Basic earnings per ADS (GAAP)	$0.31	$0.32	$0.30
Add: Adjustments for amortization of intangible assets and share-based compensation expense	0.21	0.17	0.23
Adjusted basic net income per ADS (excluding amortization of intangible assets and share-based compensation expense) (Non-GAAP)	$0.52	$0.49	$0.53

Reconciliation of diluted income per ADS (GAAP to non-GAAP)

	Three months ended
	Dec 31, 2015	Dec 31, 2014	Sep 30, 2015
Diluted earnings per ADS (GAAP)	$0.30	$0.31	$0.29
Add: Adjustments for amortization of intangible assets and share-based compensation expense	0.20	0.16	0.22
Adjusted diluted net income per ADS (excluding amortization of intangible assets and share-based compensation expense) (Non-GAAP)	$0.50	$0.47	$0.51

Fiscal Q3 2016 WNS (Holdings) Limited

WNS (HOLDINGS) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited, amounts in millions, except share and per share data)

	As at December 31, 2015	As at March 31, 2015
ASSETS
Current assets:
Cash and cash equivalents	$39.3	$32.4
Investments	109.8	133.5
Trade receivables, net	56.7	55.8
Unbilled revenue	44.1	39.7
Funds held for clients	13.2	12.7
Derivative assets	12.5	24.2
Prepayments and other current assets	24.2	16.8

Total current assets	299.9	315.1

Non-current assets:
Goodwill	76.9	79.1
Intangible assets	32.7	43.3
Property and equipment	45.6	48.2
Derivative assets	3.0	5.7
Deferred tax assets	21.6	21.3
Other non-current assets	19.8	17.6

Total non-current assets	199.6	215.2

TOTAL ASSETS	$499.5	$530.3

LIABILITIES AND EQUITY
Current liabilities:
Trade payables	$20.4	$22.7
Provisions and accrued expenses	25.0	25.6
Derivative liabilities	3.8	1.8
Pension and other employee obligations	42.9	40.4
Short term line of credit	—	12.9
Current portion of long term debt	—	12.8
Deferred revenue	3.7	3.9
Current taxes payable	1.4	2.0
Other liabilities	4.7	5.9

Total current liabilities	101.9	128.0

Non-current liabilities:
Derivative liabilities	0.7	0.4
Pension and other employee obligations	6.7	6.1
Deferred revenue	0.2	0.4
Other non-current liabilities	4.3	4.0
Deferred tax liabilities	2.4	2.3

Total non-current liabilities	14.3	13.2

TOTAL LIABILITIES	116.2	141.2

Shareholders’ equity:
Share capital (ordinary shares $0.16 (10 pence) par value, authorized 60,000,000 shares; issued: 52,328,326 and 51,950,662 shares each as at December 31, 2015 and March 31, 2015, respectively)	8.2	8.1
Share premium	301.4	286.8
Retained earnings	224.3	180.3
Other components of equity	(120.2)	(86.2)

Total shareholders’ equity including shares held in treasury	413.7	389.1
Less: 1,100,000 shares as of December 31, 2015 and Nil shares as of March 31, 2015, held in treasury, at cost	(30.5)	—

Total shareholders’ equity	383.3	389.1

TOTAL LIABILITIES AND EQUITY	$499.5	$530.3